Mail Stop 3561

January 11, 2010

Ms. Diane S. Button
Chief Executive Officer
Cactus Ventures, Inc.
123 West Nye Lane
Suite 129
Carson City, NV 89706

      Re: **Cactus Ventures, Inc.**
          Form 10-K for the Fiscal Year Ended December 31, 2008
          File No. 000-52446

Dear Ms. Button:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Brian K Bhandari
          Branch Chief
          Office of Beverages, Apparel and
          Health Care Services